UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March, 2012

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 - 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

DOCUMENTS FILED AS PART OF THIS REPORT ON FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
CANADIAN PACIFIC RAILWAY COMPANY
(Registrants)

Date:	March 15, 2012		Signed: /s/ Karen L. Fleming
		By:	Name:	Karen L. Fleming
			Title:	Corporate Secretary

FORM 6-K EXHIBIT INDEX

99.1	Annual Report for the year ended December 31, 2011.[1]

99.2	Updated earnings coverage ratios for the twelve-month period ended December 31, 2011.[2]

[1]

For the purposes of this Report on Form 6-K, all pages except pages 3 through 99 of the Registrants’ 2011 Annual Report referred to above shall be deemed furnished to the Securities and Exchange Commission as part of this Report on Form 6-K. Pages 3 through 99 of the Registrants’ 2011 Annual Report, are being filed currently with the Securities and Exchange Commission as part of the Registrants’ Annual Report on Form 40-F.

[2]

The updated earnings coverage ratios included in this Report furnished on Form 6-K shall be incorporated by reference into, or as an exhibit to, as applicable, each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), Form F-10 No. 333-175033 (Canadian Pacific Railway Limited) and Form F-9 No. 333-175032 (Canadian Pacific Railway Company).